KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

September 13, 2017

VIA EDGAR
Alison White, Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Fiera Capital Small/Mid-Cap Growth Fund (the “Fund”),
a series of Fiera Capital Series Trust (the “Trust”)
Registration Statement on Form N-1A
File No. 333-215049

Dear Ms. White:

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received telephonically on August 31, 2017, relating to the Fund’s registration statement on Form N-1A (the “Registration Statement”), filed on July 27, 2017.

The Fund’s responses to the comments are set forth below. For ease of reference, each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement. Appendix A shows various key disclosure changes addressing the comments that are reflected in the Fund’s amended Registration Statement.

1177 Avenue of the Americas New York NY 10036-2714 Phone 212.715.9100 Fax 212.715.8000
990 Marsh Road Menlo Park CA 94025-1949 Phone 650.752.1700 Fax 650.752.1800
47 Avenue Hoche 75008 Paris France Phone (33-1) 44 09 46 00 Fax (33-1) 44 09 46 01
www.kramerlevin.com

Ms. Alison White
September 13, 2017

General

1.	Please update the edgar series and class IDs with the Fund’s ticker symbol when they are available.

Noted.

Fee Table and Expense Example (pages 1-2)

2.	In the Fee Table, consider adding sub captions for the other expenses rather than noting them in a footnote.

Noted.

3.	Footnote 1 to the Fee Table states that the Fees for the other services may not exceed .25%, please confirm whether that is part of an agreement.

The referenced .25% limitation is not part of an agreement.

4.	Please disclose whether the recoupment provision with respect to amounts waived by the Adviser with respect to the predecessor fund carries over to the new fund.

The requested disclosure has been added.

5.	Confirm that the expense example reflects the fee waiver.

Confirmed.

Principal Investment Strategies (pages 2-3)

6.	Consider disclosing the capitalization range of issuers included in the Russel 2500 Growth Index as of the most recent reconstitution date.

We note the comment.

7.
The final paragraph states: “The Fund may sell common stock when the Adviser believes that it has achieved full valuation . . . .” When will the Adviser sell other types of securities that the Fund may hold (e.g., ETFs)?

The requested disclosure has been added.

8.	Please disclose in the Principal Investment Strategies section that the Fund may focus on the technology sector.

The requested disclosure has been added.

Principal Risks (pg. 10)

9.
You state: “An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” This language should be in the Summary Section (pg. 3).

The referenced language has been added to the Summary Section as requested.

Distribution (12b-1) Plan (pg. 18)

10.
First paragraph, second sentence: “Because these fees are paid, on an ongoing basis, out of the Fund’s assets attributable to the Shares, these fees will increase the cost of your investment over time.”Please add the remainder of the required representation: “and may cost you more than paying other types of sales charges.”

The requested disclosure has been added.

Ms. Alison White
September 13, 2017

Redeeming Shares (pg. 23)

11.	First paragraph, “Payment of redemption proceeds will be made promptly.” Please disclose how many days is meant by promptly.

The requested disclosure has been added.

Redemptions in Kind (pg. 25)

12.	Consider disclosing whether redemptions in kind will be made using a pro rata slice of the New Fund’s portfolio or individual securities or a representative basket of securities.

We note the comment.

For More Information (pg. 30)

13.
“You can obtain a free copy of the SAI . . . .” Please state whether the Fund makes available its SAI, annual and Semi-annual reports free of charge on or through the Fund’s website at its specified internet address. If the Fund does not make the information available in this manner, disclose the reasons why, including where applicable that the Fund does not have an internet website.”

The Fund has a website and the requested applicable disclosure has been added.

Investments in Other Investment Companies (pg. S-1)

14.	Please define UCITS before using the term.

The requested definition has been added.

Investment Restrictions (pg. S-7)

15.	Please biefly disclose (in the paragraph after the restrictions) what is permitted under Section 18 of the 1940 Act.

The requested disclosure has been added.

16.
Investment restriction #7 states that the concentration policy does not apply to investments in registered investment companies. Please confirm supplementally that the Fund will take into account the concentration of affiliated and unaffiliated underlying investment companies when determining if it is in compliance with its concentration policies.

Confirmed.

Ms. Alison White
September 13, 2017

Compensation Program for Portfolio Managers (pg. S-12)

17.	Please be more specific with respect to how the portfolio manager’s bonus is calculated.

The noted disclosure has been revised.

Distribution (pg. S-17)

18.
With respect to the 12b-1 plan, please clarify the relationship between the amounts paid to the distributor and the expenses that it incurs, i.e., is it a reimbursement type plan or a compensation type plan?

The requested clarification has been made.

Part C: Other Information – Indemnification (pg. 76)

19.	If you were to request acceleration you would need to include the indemnification provision required by Rule 484 of the Securities Act of 1933.

The requested provision has been added.

*           *           *           *           *

Ms. Alison White
September 13, 2017

In addition to the above, the Fund acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen